FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  July 8, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS

ITEM:

1. Consolidated Financial Statements Together with Report of Independent Public Accountants - LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES - December 31, 2003 and 2002 - (Translation of the report originally issued in Portuguese)


2.Signatures page

                       (Convenience  Translation into English from the Original
                                               Previously Issued in Portuguese)

                   Localiza Rent a Car S.A. and Subsidiaries


                                       Financial Statements for the Years Ended
                                                 December 31, 2003 and 2002 and
                                                   Independent Auditors' Report




                               Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Localiza Rent a Car S.A.
Belo Horizonte - MG


1. We have audited the accompanying individual (Company) and consolidated balance sheets of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in the shareholders' equity (Parent Company), and changes in the financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in the shareholders' equity (Parent Company), and the changes in their financial positions for the years then ended, in conformity with accounting practices generally accepted in Brazil.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.


Belo Horizonte, March 15, 2004



DELOITTE TOUCHE TOHMATSU                                      Walmir Bolgheroni
Auditores Independentes                                      Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

ASSETS

                                                      Company                      Consolidated
                                                 ---------------------          ---------------------
                                                  2003          2002             2003          2002
                                                 -------       -------          -------       -------
CURRENT ASSETS
    Cash and banks                                 3,928         2,800           10,783         8,076
    Temporary cash investments                   102,872        59,965          148,481        75,113
    Accounts receivable                           34,531        37,248           46,899        51,074
    Recoverable taxes                              6,781         3,772            7,623         4,872
    Dividends receivable                          45,000         6,550                -             -
    Other current assets                           3,978         3,600            4,476         2,851
                                                 -------       -------          -------       -------
                                                 197,090       113,935          218,262       141,986

LONG-TERM ASSETS
    Investment in securities                      64,365        72,253           64,365        72,253
    Escrow deposits                               17,890        17,407           19,235        18,975
    Deferred income tax and social contribution   11,254        13,118           12,486        14,298
    Other                                            316         1,326              536         3,045
                                                  ------       -------           ------       -------
                                                  93,825       104,104           96,622       108,571

PERMANENT ASSETS
    Investments                                  152,104       158,762                -             -
    Property and equipment                       214,219       197,039          381,138       338,247
    Deferred charges                               2,418         3,561            2,418         3,561
                                                 -------       -------          -------       -------
                                                 368,741       359,362          383,556       341,808

TOTAL ASSETS                                     659,656       577,401          698,440       592,365
                                                 =======       =======          =======       =======


The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                          Company                      Consolidated
                                                    ----------------------          ---------------------
                                                      2003          2002             2003          2002
                                                    --------      --------          -------       -------
CURRENT LIABILITIES
    Loans and financing                               15,655         8,953           15,655         8,953
    Suppliers                                         54,783        11,582           81,670        18,818
    Payroll and related charges                        8,849         7,559           11,562        10,067
    Income tax and social contribution                     -             -              954           460
    Taxes, other than on income                        4,021         3,016            4,576         3,550
    Dividends                                         10,000        13,250           10,000        13,250
    Other                                              4,744         4,321            5,957         4,493
                                                      ------        ------          -------        ------
                                                      98,052        48,681          130,374        59,591

LONG-TERM LIABILITIES
    Loans and financing                              325,115       309,451          325,115       309,451
    Reserve for contingencies                         39,653        31,299           45,727        35,847
    Other                                              1,246         1,332            1,617         1,583
                                                     -------       -------          -------       -------
                                                     366,014       342,082          372,459       346,881

MINORITY INTEREST                                          -             -               17            92
                                                     -------       -------          -------       -------
SHAREHOLDERS' EQUITY
    Capital                                          146,970       129,000          146,970       129,000
    Capital reserves                                  11,962        11,962           11,962        11,962
    Revaluation reserve                                2,760         2,760            2,760         2,760
    Legal reserve                                     10,351         7,190           10,351         7,190
    Retained earnings                                 23,547        35,726           23,547        34,889
                                                     -------       -------          -------       -------
                                                     195,590       186,638          195,590       185,801

TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                              659,656       577,401          698,440       592,365
                                                     =======       =======          =======       =======

The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)
-------------------------------------------------------------------------------

                                                               Company                  Consolidated
                                                         ----------------------    ------------------------
                                                           2003           2002        2003           2002
                                                         ---------     --------    ---------      ---------
GROSS REVENUE FROM SERVICES AND SALES                     346,717       296,266      536,260       479,671
    Deductions from gross revenue                         (12,465)      (15,312)     (20,563)      (22,285)
                                                          -------       -------      -------       -------
         Net revenue                                      334,252       280,954      515,697       457,386

COST OF SERVICES AND SALES                               (233,916)     (190,836)    (337,141)     (300,208)
                                                          -------       -------      -------       -------
         Gross profit                                     100,336        90,118      178,556       157,178

OPERATING EXPENSES
    Advertising and selling                               (31,787)      (34,508)     (48,389)      (47,550)
    General and administrative                             (5,078)       (4,726)      (9,438)       (8,646)
    Management compensation                                (4,732)       (3,657)      (5,532)       (4,372)
    Other operating expenses, net                          (2,549)       (1,933)      (3,019)       (2,406)
         Income from operations before financial items,    ------         -----        -----         -----
              equity in subsidiaries, and goodwill
              amortization                                 56,190        45,294      112,178        94,204

    Financial income                                       40,333        17,032       47,439        24,478
    Financial expenses                                    (39,025)      (30,673)     (41,153)      (32,056)
    Monetary and exchange variations, net                 (29,507)      (23,633)     (29,510)      (23,609)
    Equity in subsidiaries                                 39,805        37,189            -             -
    Goodwill amortization                                  (1,143)       (1,141)      (1,143)       (1,141)
                                                           ------        ------       ------        -------
         Income from operations                            66,653        44,068       87,811        61,876

NONOPERATING INCOME (EXPENSE)                                  73          (118)          97          (125)
                                                           ------        ------       ------        -------
INCOME BEFORE TAXES ON INCOME                              66,726        43,950       87,908        61,751

INCOME TAX AND SOCIAL CONTRIBUTION                         (3,503)        2,857      (23,742)      (15,666)
                                                           ------        ------      -------       --------
NET INCOME BEFORE MINORITY INTEREST                        63,223        46,807       64,166        46,085

MINORITY INTEREST                                               -             -         (106)         (115)
                                                           ------        -------      ------       --------

NET INCOME                                                 63,223        46,807       64,060        45,970
                                                           ======        ======       ======        ======
EARNINGS PER SHARE                                         R$4.12        R$3.05
                                                           ======        ======

The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A.

STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY (PARENT COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                           Capital reserves
                                                      ------------------------
                                                       Special
                                                       goodwill       Tax        Revaluation   Legal      Retained
                                            Capital    reserve    incentives      reserve      reserve     earnings     Total
                                            -------   ----------  ------------   -----------   -------    ---------    -------


BALANCES AS OF DECEMBER 31, 2001            116,200       11,898          64         2,760        4,850      19,568    155,340

Net income                                        -            -           -             -            -      46,807     46,807
Allocation of income:
    Legal reserve                                 -            -           -             -        2,340      (2,340)         -
    Interest on capital                           -            -           -             -            -     (15,059)   (15,059)
    Dividends                                     -            -           -             -            -     (13,250)   (13,250)
Capital increase from interest on capital    12,800            -           -             -            -           -     12,800
                                            -------       ------        ----        ------        -----     -------   --------
BALANCES AS OF DECEMBER 31, 2002            129,000       11,898          64         2,760        7,190      35,726    186,638

Net income                                        -            -           -             -            -      63,223     63,223
Allocation of income:
    Legal reserve                                 -            -           -             -        3,161      (3,161)         -
    Interest on capital                           -            -           -             -            -     (21,141)   (21,141)
    Dividends                                     -            -           -             -            -     (51,100)   (51,100)
Capital increase from interest on capital    17,970            -           -             -            -           -     17,970
                                            -------       ------        ----         -----       ------     ------     -------
BALANCES AS OF DECEMBER 31, 2003            146,970       11,898          64         2,760       10,351     23,547     195,590
                                            =======       ======        ====         =====       ======     ======     =======

The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN THE FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                                       Company                    Consolidated
                                                              -----------------------        --------------------
                                                                 2003           2002           2003          2002
                                                               --------       -------        -------        ------
SOURCE OF FUNDS:
  From operations:
  Net income                                                     63,223        46,807         64,060        45,970
  Items not affecting working capital-
      Equity in subsidiaries                                    (39,805)      (37,189)             -             -
      Depreciation and amortization, including goodwill          38,403        37,224         80,129        78,485
      Provision for contingencies                                 9,514        10,235         10,875        12,303
      Recognition of long-term allowance for doubtful
        accounts                                                      -             -          1,169             -
      Reversal (recognition) of long-term tax credits               398        (3,608)           346        (4,133)
      Long-term interest, and monetary and exchange
        variations, net                                          26,896        24,510         28,330        24,832
      Provision for loss on investments                               -            62              -            62
      Disposals of other property and equipment, net                 61            92             63           100
      Other, net                                                      -           347            106           462
                                                                 ------        ------        -------       -------
                                                                 98,690        78,480        185,078       158,081
                                                                 ------        ------        -------       -------
  Other sources:
     From shareholders:
      Capital increase from interest on capital                  17,970        12,800         17,970        12,800

     From third parties:
      Dividends received and receivable from subsidiaries        46,294        51,327              -             -
      Net book value of vehicles sold                           139,516       101,642        173,280       144,784
      Capital reduction in subsidiary                               925             -              -             -
      Transfer from long-term to current assets                                   743          2,189           743
                                                                  2,189
      Decrease in long-term assets                                4,732             -          5,222             -
      Other, net                                                     44             -              -             -
                                                                -------       -------        -------       -------
             Total sources                                      310,360       244,992        383,739       316,408
                                                                -------       -------        -------       -------
USES OF FUNDS:
  Net increase in long-term assets                                4,430         2,398          4,947         4,001
  Net decrease in long-term liabilities                           5,088         4,250          5,657         4,876
  Capital increase in subsidiary                                    800             -              -             -
  Additions to property and equipment                           194,017       153,630        295,220       221,386
  Interest on capital                                            21,141        15,059         21,141        15,059
  Dividends                                                      51,100        13,250         51,100        13,250
  Other, net                                                          -            44            181           108
                                                                -------       -------        -------       -------
          Total uses                                            276,576       188,631        378,246       258,680
                                                                -------       -------        -------       -------
INCREASE IN WORKING CAPITAL                                      33,784        56,361          5,493        57,728
                                                                =======       =======        =======       =======

                                                                    (continues)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)                              (continued)
-------------------------------------------------------------------------------

                                                      Company                    Consolidated
                                                ---------------------        ----------------------
                                                 2003          2002            2003          2002
                                                -------       -------        --------       -------
INCREASE IN WORKING CAPITAL
REPRESENTED BY:
Working capital at end of year:
    Current assets                              197,090       113,935         218,262       141,986
    Current liabilities                          98,052        48,681         130,374        59,591
                                                -------       -------         -------       -------
                                                 99,038        65,254          87,888        82,395
Working capital at beginning of year:            65,254         8,893          82,395        24,667
                                                -------       -------          ------        ------
INCREASE IN WORKING CAPITAL                      33,784        56,361           5,493        57,728
                                                =======       =======          ======        ======

The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------

1. OPERATIONS

Localiza Rent a Car S.A. ("Localiza") is a closely-held company, with headquarters in Belo Horizonte - Minas Gerais. The Company is controlled by 4 of its principal executives (founders) and 11 investment funds of DLJ (Donaldson, Lufkin & Jenrette) Merchant Banking, managed by CSFB (Credit Suisse First Boston), since August 2000.

As part of the Senior Notes program (Note 12), the Company was registered with the SEC (Securities and Exchange Commission) in the United States of America on March 10, 1998.

The Company and its subsidiaries operate in 4 business segments: car rental, vehicle fleet management, used car sales and franchising.

As of December 31, 2003, the Company's structure, including domestic and foreign franchisees, comprised 309 (320 in 2002) agencies in 178 (184 in 2002) cities in Brazil and 41 (43 in 2002) cities in 7 (6 in 2002) other Latin American countries. Of the 245 (256 in 2002) agencies in Brazil, 71 (70 in
2002) are operated by Localiza and the remainder by franchisees. The Company's franchise system in Brazil is managed by the subsidiary Localiza Franchising S.A. ("Franchising"), and in other Latin American countries by the subsidiary Master Franchisee Argentina S.A. ("MFA"), with headquarters in Argentina. The Brazilian franchisees pay the Company a franchise fee, plus monthly percentages for using the brand name, and advertising and publicity expenses, calculated based on gross revenue. Foreign franchisees pay monthly percentages for using the brand name, depending on the local market conditions.

As of December 31, 2003, the fleet consisted of 29,061 vehicles (29,366 in 2002), of which 22,355 (22,845 in 2002) were owned by the Company, including 9,765 (10,427 in 2002) in the fleet rental segment, 5,677 (5,405 in 2002) were owned by Brazilian franchisees and the remainder by international franchisees. The Company replaces its daily rental fleet after 12 months, and a significant portion is sold to final consumers through 15 (15 in 2002) used car sales agencies located in 15 (15 in 2002) Brazilian cities.

The Company's fleet rental and management business, conducted by the subsidiary Total Fleet S.A. ("Total Fleet"), rents cars to companies under contracts which can be terminated upon 30-day prior notice and payment of contractual charges ranging from 15% to 35% of the remaining contract payments, depending on contract terms and renewal clauses. The lease period for fleet cars varies from 12 to 48 months. Fleet management services, including car maintenance, insurance coverage, and replacement, among other, are contracted as defined by the customer.

Total Fleet provides to its fleet rental customers maintenance and technical assistance throughout Brazil through a network of outsourced service providers.

(a) Merger of controlling companies

At the Extraordinary Shareholders' Meeting on June 30, 1998, shareholders approved the merger of Par-Liza Ltda. and Liza-Par S.A. (DLJ Merchant Banking affiliates), which held 33.33% of the Company's capital stock.

The merger of Par-Liza Ltda. and Liza-Par S.A. was effected based on the related market values (which substantially approximated book values), based on expected future profitability, determined through an appraisal report prepared by an expert firm.

The goodwill generated on the merger was R$40, which was added to the goodwill originally paid by the controlling companies on the acquisition of the investment in the Company (R$21,632) in March 1997, totaling R$21,672. As of December 31, 1999, the amount was recorded in deferred charges and as a credit to the special goodwill capital reserve account, in shareholders' equity, and was being amortized over 5 years from June 1998. In conformity with CVM
(Brazilian Securities Commission) Instruction No. 349/01, the goodwill was adjusted to reflect the tax benefit arising from its amortization, effective January 1, 2000, and classified between current and long-term assets, according to future estimated realization through amortization.

In 2003, the goodwill was fully amortized.

(b) Transformation of subsidiaries into closely-held companies

On May 1, 2003, the subsidiaries Prime Prestadora de Servicos S/C Ltda. and Localiza Franchising Ltda. were transformed into the closely-held companies named Prime Prestadora de Servicos S.A. ("Prime") and Localiza Franchising S.A. ("Franchising"), respectively. Franchising's ownership interest in Prime was sold at book value to Localiza, which started holding 100% of Prime's capital.

(c) Capital increases and reductions in subsidiaries

On July 7, 2003, the Company contributed capital to Prime in the amount of R$800.

On May 1, 2003, the Company conducted a capital reduction in Franchising in the amount of R$925, in the same proportion of minority interest holders.

On July 31, 2002, MFA conducted a capital reduction in the amount of ARP172,000 (Argentine pesos) to offset its accumulated deficit as of December 31, 2001, reestablishing balance between capital and accumulated deficit, as required by article 205 of Law No.19,550, of Argentina.

(d) Acquisition and merger of franchisees

In the second half of 2000, the Company began to operate directly in the operating areas of former franchisees in the State of Santa Catarina and in the regions of Uberlandia - Uberaba.

In June 2001, the Company assumed operations in the region of its former franchisee for Londrina - Maringa.

This involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar S.A.), which operated in the State of Santa Catarina; Monza Autolocadora Ltda. (Auto
Locadora Locare S.A.), which operated in the State of Minas Gerais; and Locadora Marajo Ltda. (Londrina Locadora Ltda.), which operated in the State of Parana.

The merger of the Santa Catarina operations resulted in goodwill generated based on expected future profitability, in the amount of R$2,800, recognized as deferred charges. Since January 2001, this goodwill has been amortized at a 20% annual rate (Note 11).

Goodwill generated on the merger of the Uberlandia-Uberaba operations was based on expected future profitability (R$1,585), recorded as deferred charges, and on the difference in market value of fleet vehicles (R$1,813), recorded under property and equipment. Since January 2001, the goodwill recorded under deferred charges has been amortized at a 20% annual rate (Note 11). The goodwill recorded under property and equipment has been amortized over the period of realization of the vehicles. In 2003, the balance was fully amortized or written-off upon sale of vehicles.

The merger of the Londrina-Maringa operations resulted in goodwill based on expected future profitability, in the amount of R$1,329, recognized as deferred charges. Since July 2001, this goodwill has been amortized at a 20% annual rate (Note 11).


2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices generally accepted in Brazil and CVM instructions. In spite of not having shares traded on stock exchanges, the Company adopts the CVM requirements to prepare its financial statements, in order to provide transparency in its financial reporting and disclosure process. Operating vehicles are classified in property and equipment, regardless of the estimated realization or replacement period, in accordance with CVM interpretations.

Note 19 and the Attachment to the financial statements present the consolidated financial position of the Company and its subsidiaries, considering the classification of operating vehicles according to their expected realization or replacement.


3. SIGNIFICANT ACCOUNTING PRACTICES

The following significant accounting practices were adopted:

(a) Temporary cash investments and investment in securities - Stated at the invested amount, plus income earned to the balance sheet date.

(b) Allowance for doubtful accounts - Recognized based on an individual analysis of receivables, in an amount considered sufficient by management to
cover possible losses on  the   realization  of  receivables,   taking  into
consideration past experience, the current financial situation of the Companies' customers and past-due accounts.

(c) Investments - Investments in subsidiaries are carried under the equity method. Other investments are stated at cost, monetarily restated to December 31, 1995, less allowance for losses, when applicable.

(d) Property and equipment - Substantially stated at cost, monetarily restated to December 31, 1995. These assets are depreciated on the straight-line basis at annual rates of 20% for vehicles and IT equipment, 4% for construction in owned facilities and 10% for other items. Leasehold construction and improvements are amortized over the lease period. Land is stated at cost plus revaluation (Note 10).

(e) Deferred charges - Represents goodwill generated on the merger of former franchisees, amortized at a 20% annual rate (Note 11).

(f) Indemnities and claims - The Company and its subsidiary Total Fleet recognize a reserve for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion of their legal counsel. The Company and its subsidiary Total Fleet do not contract risk insurance coverage involving collision damage and theft. These losses are recorded when incurred.

(g) Income tax and social contribution - Recorded in income on the accrual basis, calculated based on the tax legislation in force. When realization is expected in the short or medium term, the Company and its subsidiaries recognize deferred tax credits on tax loss carryforwards and temporary differences, available for offset against future income.

(h) Assets and liabilities in foreign currencies or subject to monetary updating - Assets and liabilities in foreign currencies are translated into Brazilian reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet dates. Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet dates through the application of the related index. Gains and losses arising from exchange and monetary variations are recognized in income on a current basis.

(i) Earnings per share - Calculated based on the number of shares outstanding at the balance sheet date.

(j) Interest on capital - Interest paid to shareholders and received from subsidiaries, calculated in accordance with Law No. 9249/95, was recorded in the Company's official books in income under financial expenses and income, respectively, as required by tax legislation. For the purpose of financial statement reporting, interest paid was presented as a charge to retained earnings and interest received as a reduction of investments.

(k) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

(l) Results of operations - Income and expenses are recorded on the accrual basis.

4. CONSOLIDATED FINANCIAL FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in conformity with the legislation in force and with standards and procedures established by the CVM; they include the accounts of the Company, Localiza, and of the direct and indirect subsidiaries set forth in Note 9.

The minority interest in the shareholders' equity of the subsidiary Franchising is presented in a separate caption in the balance sheet.

In consolidation, the Company's interest in the shareholders' equity of the subsidiaries, as well as the balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

As of December 31, the reconciliation between Company and consolidated shareholders' equity and net income is as follows:

                                                                   2003                          2002
                                                          -------------------------   ------------------------
                                                           Shareholders'     Net      Shareholders'     Net
                                                              equity        income       equity        income
                                                          --------------  ---------   ------------   ---------
  Company                                                      195,590      63,223        186,638      46,807
  (-) Unrealized profit on intercompany transactions                 -         837           (837)       (837)
                                                               -------      ------        -------      ------
  Consolidated                                                 195,590      64,060        185,801      45,970
                                                               =======      ======        =======      ======

5. TEMPORARY CASH INVESTMENTS AND INVESTMENT IN SECURITIES


                                            Company            Consolidated
                                      -----------------    ------------------
                                        2003      2002       2003       2002
                                      -------    ------    -------     ------
 Domestic:
     Bank deposit certificates (CDB)   95,724    46,538    139,001     59,681
     Federal government securities:
         Central Bank notes (NBC-E)         -    11,798          -     11,798
         Treasury bills (LFT)           7,148     1,629      9,480      3,634
 Foreign:
     Fixed-income securities:
          Senior Notes                 64,365    72,253     64,365     72,253
                                      -------   -------    -------    -------
                                      167,237   132,218    212,846    147,366
 Long-term portion                    (64,365)  (72,253)   (64,365)   (72,253)
                                      -------   -------    -------    -------
 Current portion                      102,872    59,965    148,481     75,113


As of December 31, 2003 and 2002, temporary cash investments - domestic (Company and consolidated) were composed of short and medium term investments, marketable and with high liquidity in the market.

As of December 31, 2003 and 2002, Bank deposit certificates (CDB) were remunerated based on interbank deposit rates (CDI).

Investments in federal government securities are backed by federal treasury bills. Along with the investment in these securities, the Company entered into interest rate swaps aiming to provide these investments with yields equivalent to the variation of the Interbank Deposit Certificate - CDI. The redemption of repurchase agreements and the respective swap operations are concurrent and have immediate liquidity. The book value of these investments and the respective swaps are equivalent to their realizable value at the balance sheet dates.

As of December 31, 2003 and 2002, investments linked to the U.S. dollar exchange rate represented 30.2% and 57.0%, respectively, of the consolidated total, summarized as follows:

                                          Company and consolidated
                                      --------------------------------
                                          2003                2002
                                      --------------     -------------

     Central Bank notes (NBC-E)                 -             11,798
     Senior Notes                          64,365             72,253
                                           ------             ------
                                           64,365             84,051
     Current portion                            -            (11,798)
                                           ------             ------
     Long-term portion                     64,365             72,253
                                           ======             ======

Investments in Central Bank notes refer to exchange bills with annual yields of 4.4% and 10.6% above exchange variation, maturing on April 17 and July 17, 2003, respectively. As of December 31, 2002, balances represent the amounts invested plus interest earned and exchange variation.

From November 1998 to December 1999, based on Circular No. 2677 of the Central Bank of Brazil - International Transfers of Reais, the Company invested funds abroad. As of December 31, 2003 and 2002, these funds were invested in fixed-income securities represented by Senior Notes issued by the Company, denominated in U.S. dollars and subject to average annual interest of 23.4%, calculated based on the yield of such securities and discounts on the respective repurchases. These investments mature on September 29, 2005 and are classified in long-term assets, based on management's expectation to hold securities to maturity.


6. ACCOUNTS RECEIVABLE

                                              Company           Consolidated
                                        ------------------  ------------------
                                          2003      2002      2003      2002
                                        --------   -------  --------  --------

     Car rentals                         29,169    33,161     39,731    46,082
     Used car sales                       8,209     8,262     11,221    10,948
     Royalties and other                      -         -      1,517     1,385
                                         ------    ------     ------    ------
                                         37,378    41,423     52,469    58,415
     Allowance for doubtful accounts     (2,847)   (4,175)    (5,463)   (5,591)
                                         ------     -----      -----     -----
                                         34,531    37,248     47,006    52,824
     Long-term portion                        -         -       (107)   (1,750)
                                         ------    ------     ------    ------
     Current portion                     34,531    37,248     46,899    51,074

     The long-term portion is recorded under "Other assets".

In 2003, the subsidiary Total Fleet recognized a provision for losses on accounts receivable in long-term assets, in the amount of R$1,169.


7. OTHER CURRENT ASSETS

                                          Company               Consolidated
                                      ---------------       ------------------
                                       2003     2002         2003        2002
                                      -----    ------       ------      ------
Prepaid expenses-Senior Notes
    program (Note 12)                   877       877          877         877
Deferred income tax and social
    contribution (Note 16)            1,790     1,320        2,909       1,583
Other receivables from subsidiaries   1,066     1,185            -           -
Other                                   245       218          690         391
                                      -----     -----        -----       -----
                                      3,978     3,600        4,476       2,851
                                      =====     =====        =====       =====


8. ESCROW DEPOSITS

                                          Company               Consolidated
                                     ------------------     -------------------
                                      2003       2002        2003        2002
                                     -------    -------     -------    --------
PIS (tax on revenues)                      -          -          90          90
PIS (tax on other revenues)              940        939       1,066       1,065
COFINS (tax on other revenues)             -      4,378           -       4,955
Finsocial (tax on revenues)            2,429      2,515       2,429       2,515
ISS (tax on revenues)                  4,116      2,192       4,116       2,192
Income tax and social contribution     2,877      2,606       2,877       2,606
SESC/SENAC                               539        539         792         770
SEST/SENAT                             1,701      1,701       2,115       1,819
SAT                                      911        911       1,282       1,282
Labor litigation                       1,340      1,197       1,351       1,199
Social security litigation             2,464          -       2,464           -
Other                                    573        429         653         482
                                      ------     ------      ------      ------
                                      17,890     17,407      19,235      18,975
                                      ======     ======      ======      ======

These deposits were made in connection with pending litigation. Related reserves for contingencies are described in Note 15, when applicable.
-------------------------------------------------------------------------------


9.   INVESTMENTS IN SUBSIDIARIES

                                                     2003          2002
     Subsidiaries:                                 -------       -------
         Total Fleet S.A.                          151,170       157,637
         Localiza Franchising S.A.                     207         1,125
         Prime Prestadora de Servicos S.A.             727             -
                                                   -------       -------
                                                   152,104       158,762
                                                   =======       =======

The principal information on subsidiaries is as follows:

                                                                    Company's interest
                                              -----------------------------------------------------------------
                                                                     In shareholders'
                                                Ownership (%)             equity               In income
                                              --------------------  --------------------- ---------------------
                                               2003       2002        2003       2002       2003       2002
                                              ---------  ---------  ---------- ---------- ---------- ----------
Direct subsidiaries:
Total Fleet S.A.
   Capital - 109,630,000 shares in 2003 and     100.0      100.0     151,170    157,637     38,533     35,848
   2002

Localiza Franchising S.A.
   Capital - 116,254 shares in 2003 and
      1,115,540 quotas in 2002                   92.5       92.5         207      1,125      1,301      1,401

Prime Prestadora de Servicos S.A.
   Capital - 15,000 shares in 2003 and
      15,000 quotas in 2002                     100.0       99.9         727       (44)        (29)       (60)

Indirect subsidiary:
Localiza Master Franchisee
   Argentina S.A.
    Capital - 25,000 shares in 2003 and 2002     92.5       92.5      182(*)      88(*)      94(*)      44(*)

(*) Equivalent to 100% of MFA amounts.

Changes in investments in subsidiaries are summarized as follows:

                                                                  Company
                                                            -------------------
                                                              2003        2002
                                                            --------   --------
Balance at beginning of year                                 158,762   172,856
Capital contribution - Prime                                     800         -
Capital reduction - Franchising                                 (925)        -
Equity in subsidiaries                                        39,805    37,189
Dividends and interest on capital received                   (46,294)  (51,327)
(Reversal)Reserve for subsidiary's deficiency in net assets      (44)       44
                                                             -------   -------
                                                             152,104   158,762
                                                             =======   =======

As of December 31, 2002, the Company recognized a reserve for Prime's deficiency in net assets, classified in current liabilities, reversed in 2003.

The principal related-party transactions and balances are summarized as follows:

                                                                              Localiza
                                                  Total Fleet S.A.         Franchising S.A.
                                               ---------------------   ----------------------
                                                2003        2002         2003        2002
                                               ---------  ----------   ----------  ----------

Balances:
Accounts receivable                                 83          72            -           -

Other receivables:
       Current
         Dividends receivable                   45,000       5,761            -         789
         Other                                   1,064       1,172            2          13
       Long-term                                     -           -           50         197

Supplier and other payables                        290         440            -           -

Transactions:
Dividends and interest on capital               45,000      50,000        1,294       1,327

Car rental revenue                               1,569       1,406            -           -

Car sales revenue                                    -       3,779            -           -

Other revenues                                       5          18            -           -

Direct cost - recovery                            (457)       (554)           -           -

Cost of cars sold                                    -       2,942            -           -

Advertising and selling expenses - recovery     (2,175)       (591)        (650)       (526)

Administrative expenses - recovery              (3,271)     (2,863)           -           -

Related-party transactions were carried out under conditions considered by management to be compatible with market conditions.

(a) Total Fleet S.A.

In 2003, the management of Total Fleet proposed, for approval in the Annual Shareholders' Meeting, the distribution of dividends from retained earnings through December 31, 2003, in the amount of R$45,000, to be paid in the following year.

At the Extraordinary Shareholders' Meeting of Total Fleet, on December 12, 2002, the payment of dividends was approved from retained earnings through November 30, 2002, in the amount of R$50,000, of which R$44,239 was paid in 2002 and R$5,761 in 2003.

Total Fleet uses the Company's administrative and advertising structure. These services are billed regularly.

(b) Localiza Franchising S.A.

At the Shareholders' Meetings of Franchising on March 28, August 13 and December 31, 2002, the payment of dividends from retained earnings was approved, in the total amount of R$1,435 (R$1,327 to the parent company) of which R$853 (R$789 to the parent company) was paid in 2003.

At the Extraordinary Shareholders' Meetings of Franchising, on September 15, and December 19, 2003, the payment of dividends from retained earnings was approved, in the amounts of R$900 and R$500 (R$1,294 to parent company). These advances will be confirmed at the Annual Shareholders' Meeting to be held in 2004.


10. PROPERTY AND EQUIPMENT

                                                           Company                     Consolidated
                                                   ------------------------      -------------------------
                                                     2003           2002           2003            2002
                                                   --------        --------      --------         --------
Acquisition cost:
    Vehicles                                        210,844         201,842       440,300          401,817
    Real estate                                       1,583             989         1,583              989
    Leasehold improvements                            7,286           4,138         7,286            4,158
    Computer equipment and software                   6,552           5,936         7,050            6,354
    Fixtures and other                               10,635           9,984        11,240           10,460
                                                    -------         -------       -------          -------
                                                    236,900         222,889       467,459          423,778
                                                    -------         -------       -------          -------
Accumulated depreciation and amortization:
    Vehicles                                        (17,453)        (22,144)      (80,503)         (81,456)
    Other                                            (8,440)         (6,918)       (9,030)          (7,287)
                                                    -------         -------       -------          -------
                                                    (25,893)        (29,062)      (89,533)         (88,743)
                                                    -------         -------       -------          -------
    Land                                              3,212           3,212         3,212            3,212
                                                    -------         -------       -------          -------
                                                    214,219         197,039       381,138          338,247


As of December 31, 2003 and 2002, property and equipment includes the amount of R$2,760, arising from a land revaluation write-up in 2000, based on an appraisal report prepared by a specialized firm.


11.  DEFERRED CHARGES

                                     Company                 Consolidated
                                ------------------     ----------------------
                                  2003      2002         2003         2002
                                -------     ------     -------       --------
Goodwill on merger:
    Auto Locadora Locar S.A.      2,800      2,800       2,800         2,800
    Auto Locadora Locare S.A.     1,585      1,585       1,585         1,585
    Londrina Locadora Ltda.       1,329      1,329       1,329         1,329
(-) Accumulated amortization     (3,296)    (2,153)     (3,296)       (2,153)
                                 ------     ------      ------        ------
                                  2,418      3,561       2,418         3,561
                                 ======     ======      ======        ======

12. LOANS AND FINANCING

                                     Company and consolidated
                           ------------------------------------------------
                           Annual interest rate (%)
                           ------------------------
                             2003            2002        2003        2002
                           -------         --------    --------    --------
Foreign currency - US$
    Senior Notes            10.25          10.25        296,241     362,283
    Swap                      -              -           36,195     (43,879)
    "Compror"                5.50            -            8,334           -
                                                        -------     -------
                                                        340,770     318,404
             Current                                    (15,655)     (8,953)
                                                        -------     -------
            Long-term                                   325,115     309,451
                                                        =======     =======

On October 1, 1997, the Company concluded a funding operation abroad through the placement of Senior Notes, in the amount of US$100 million, maturing in a single installment on September 29, 2005, subject to annual interest of 10.25%, payable semiannually on April 1 and October 1. At the discretion of the Company, these notes can be redeemed, totally or partially, starting October 1, 2001.

These funds were obtained to finance the existing fleet, to expand activities and to meet the Company's working capital requirements.

Expenses incurred in this program, including charges and commissions totaling R$5,004, were classified as prepaid expenses and are being amortized over the debt term. As of December 31, 2003, the amount to be amortized was R$1,060 (R$1,783 in 2002), of which R$877 (R$ 877 in 2002) was classified as current.

The Company and its subsidiaries are subject to certain restrictive clauses under the Senior Notes program. In case the conditions set forth in the program are not met (default), except in certain circumstances, these restrictive clauses will limit, among other things, the Company's capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Company and its subsidiaries are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Company and its subsidiaries exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Company and its subsidiaries to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations on the capacity of the Company and its subsidiaries to (i) incur certain additional indebtedness, (ii) pledge some assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sale and leaseback transactions, and (v) carry out certain transactions involving the merger, acquisition and sale of companies. The Company's management believes that all contractual restrictions in the Senior Notes program have been complied with.

As of December 31, 2003 and 2002, the long-term debt will mature in 2005.

As described in Note 18, the Company entered into long-term swap agreements, in the amount of US$66,300,000 as a hedge against exchange variations above the expected level. In October 2003, in order to balance its hedge, the Company entered into a new swap agreement in the amount of US$5,400,000 in the opposite direction of the previously contracted swap. As of December 31, 2003, these swap operations generated a loss of R$36,195 (gain of R$43,879 as of December 31, 2002), calculated based on the updating of indices under the swap agreements. This unrealized loss (gain in 2002) is included together with the long-term debt generating the exchange exposure.

As of December 31, 2003, aiming at improving cash management, the Company had "compror" financing indexed to the U.S. dollar, plus an annual spread of 5.50% in the principal amount of US$2,811,000 obtained from Brazilian financial institutions, without collateral and maturing in January 2004. To protect against possible losses on these operations arising from fluctuations of the local currency in relation to the U.S. dollar, the Company performed swap operations by replacing the exchange variation plus an annual spread of 5.50% for the CDI (Variation of Local Interest Rate), plus annual interest of 1.69%. As of December 31, 2003, unrealized net losses on these swap operations amounted to R$192.

As of December 31, 2003, this "compror" financing, including interest incurred in the period and loss on the swap operation mentioned above, amounted to R$8,334. The fair value of the operation mentioned above approximated book value.


13.  SUPPLIERS

As of December 31, 2003, the balances (Company and consolidated) of R$54,783 and R$81,670 (R$11,582 and R$18,818 in 2002) were composed of R$49,002 and
R$70,285 (R$6,976 and R$10,695 in 2002) related to amounts payable for purchases of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.


14.  PAYROLL AND RELATED CHARGES

                                          Company               Consolidated
                                       ----------------      -----------------
                                       2003       2002        2003       2002
                                       -----     ------      ------     ------
Management compensation                1,878      2,079       2,314      2,469
Accrued vacation                       2,512      1,961       3,310      2,610
Provision for employees' bonuses       3,493      2,756       4,613      3,913
INSS (social security charges)           718        498         933        672
FGTS (provision for mandatory fund       136        154         191        216
    for unemployment benefits)
Other                                    112        111         201        187
                                       -----      -----      ------     ------
                                       8,849      7,559      11,562     10,067
                                       =====      =====      ======     ======

The Company pays employee profit sharing on a semi-annual basis based on their categories and performance evaluations, classified as operating costs or expenses in accordance with the employees' functions.


15. RESERVE FOR CONTINGENCIES

     (a) Reserves

                                         Company              Consolidated
                                  --------------------     --------------------
                                    2003        2002         2003         2002
                                  --------     -------     -------      -------
PIS (tax on revenues)                    -           -          90           90
PIS (tax on other revenues)          5,449       2,314       5,575        2,440
COFINS (tax on other revenues)           -       4,378           -        4,955
Finsocial (tax on revenues)          2,816       2,674       2,816        2,674
ISS (tax on services)               15,624       9,518      18,750       11,047
Income tax and social contribution     518         518         518          518
SESC/SENAC                             539         539       1,026          698
SEST/SENAT                           4,921       4,053       5,341        4,348
SAT                                    911         890       1,282        1,261
Labor litigation                     2,696       2,552       2,858        2,582
Social security litigation           1,476           -       1,649            -
Civil litigation                     2,793       2,152       3,306        2,496
Tax                                  1,575       1,378       2,049        2,308
Other                                  335         333         467          430
                                    ------      ------      ------       ------
                                    39,653      31,299      45,727       35,847
                                    ======      ======      ======       ======

The Company and its subsidiaries are challenging the payment of certain taxes in court. Reserves for contingencies were recognized based on the opinion of their legal counsel. The principal contingencies are summarized as follows:

o PIS (tax on revenues) - The Company and its subsidiaries were challenging the payment of PIS levied on revenue as provided for by Executive Order No. 1212/96. As of December 31, 2003 and 2002, the reserve amounts to R$90 and is deposited in escrow. In September 2002, a final and unappealable decision was issued, favorable to the Federal Government. Accordingly, the amount deposited in escrow was written-off against the reserve.

In December 2002, the subsidiaries petitioned for the conversion of the escrow deposit which assured the suspension of the payments due, to the Federal Government, although they maintained the lawsuit. This conversion has not yet been granted in court.

o PIS and COFINS (taxes on other revenues) - The Company and its subsidiaries are challenging the collection of PIS and COFINS on other operating income, as provided under Law No. 9718/88. As of December 31, 2003, the reserve amounts to R$5,575 (R$7,395 in 2002), of which R$1,066 (R$6,020 in 2002) is deposited in escrow.

In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits which assured the suspension of the payment due, into Federal Government revenue, although they maintained the lawsuit. The Company and its subsidiaries resumed the monthly payments as of December 2002.

The conversion of deposits related to COFINS was granted in court while that for PIS awaits being granted.

o Finsocial (tax on revenues) - Between 1988 and 1992, the Company paid this tax at the rate of 0.5%, in accordance with the legislation then in force. Subsequently, the rate was gradually increased to 2%. The Company is challenging such increase but, based on the decision of the Supreme Court on July 29, 1997, believes that the amounts related to the rate increase are payable. As of December 31, 2003, this reserve amounts to R$2,816 (R$2,674 in 2002), of which R$2,429 (R$2,515 in 2002) is deposited in escrow. In July 1999, the Company filed a petition requesting that a portion of the above-mentioned deposits (R$1,026), deposited during the lawsuit, be converted into Federal assets, so as to benefit from the amnesty granted by Law No. 9779/99. If the petition is accepted by the Brazilian Treasury and confirmed by the Federal Court, the accrued liability will be reversed and the remaining deposit will then be returned to the Company.

o ISS (tax on services) - The Company and its subsidiary Total Fleet have been challenging the collection of ISS on car rentals, since there is no legal provision for the collection of referred tax on this operation for the period from July 2001 to July 2003. Supplementary Law No. 116/03 determined the exclusion of car rentals from the list of services subject to the levy of ISS. As of December 31, 2003, the reserve amounts to R$18,750 (R$11,047 in 2002), of which R$4,116 (R$2,192 in 2002) is deposited in escrow.

o Income tax and social contribution - Due to tax inspections conducted in prior years, the Company and its subsidiary Franchising were assessed mainly due to the recording of expenses not evidenced or not considered necessary to the Company's operations.

The Company and Franchising based their defense on prior decisions by the Supreme Court and on legislation in force. As of December 31, 2003 and 2002, the reserve amounted to R$518, and R$2,877 (R$2,606 in 2002) was deposited in escrow.

Franchising also provided a bank guarantee in order to suspend the payment of the taxes due in the amount of R$931.

In September 2002, the Company and Franchising opted for the tax amnesty program pursuant to Executive Order No. 66/02, reducing part of the liability related to these tax assessments in the amount of R$665.

o SESC/SENAC - The Company and its subsidiaries Franchising and Prime are challenging the collection of these charges on payroll, since they do not carry out commercial activities. As of December 31, 2003, the reserve amounts to R$1,026 (R$698 in 2002), and R$792 (R$770 in 2002) is deposited in escrow.

In December 2002, Prime petitioned for the conversion of the escrow deposit, which assured the suspension of the payment due, into Federal Government revenue, although it maintained the lawsuit. Prime resumed the monthly payments as of December 2002.

This conversion has not yet been granted in court.

o SEST/SENAT - The Company and its subsidiary Total Fleet are challenging the collection of these charges on payroll, since they do not conduct transportation activities. As of December 31, 2003, the reserve amounts to R$5,341 (R$4,348 in 2002), of which R$2,115 (R$1,819 in 2002) is deposited in escrow.

o SAT - The Company and its subsidiaries are challenging the collection of this contribution on payroll, since this tax is regulated by a Decree, not by a Law. A petition was filed for the offset of the amounts paid from July 1991 to March 1999, against amounts payable related to other social security contributions on payroll. Another petition was filed, in order to suspend payment of the amounts. In spite of have been granted a preliminary injunction, the Company and its subsidiaries are still making deposits in escrow, in the amount of R$1,282 as of December 31, 2003 and 2002; the recorded reserve totals R$1,282 (R$1,261 in 2002).

In December 2002, the Company and its subsidiaries petitioned for the conversion of the escrow deposits, which assured the suspension of the payments due, into Federal Government revenue, although they maintained the lawsuit. The Company and its subsidiaries resumed the monthly payments as of December 2002.

This conversion has not yet been granted in court.

o Labor litigation - The Company is a party to a number of labor claims, mainly related to overtime payment and related payroll charges. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$2,858 (R$2,582 in 2002), is sufficient to cover possible losses. Of this amount, R$1,351 (R$1,199 in 2002) was deposited in escrow.

o Civil contingencies - The Company is a party to a number of civil lawsuits, mainly related to claims for indemnities arising from damages caused to third parties by rented cars. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$3,306 (R$2,496 in 2002), is sufficient to cover possible losses. Of this amount, R$62 (R$56 in 2002) was deposited in escrow.

o Tax and social security - The Company is a party to tax and social security lawsuits. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$3,698 (R$2,308 in 2002), is sufficient to cover possible losses.

(b) Other

o ICMS (State VAT) on transfers of vehicles - The Company has been assessed in connection with transfers of vehicles between its branches, mainly by the State of Minas Gerais. In 1998, the Finance Department of the State of Minas Gerais replied favorably to a consultation by Localiza and declared it as not subject to ICMS. As a result, most administrative tax proceedings filed against
Localiza were cancelled. In other Brazilian states, Localiza is still challenging, at administrative and judicial levels, the taxation of ICMS on these transfers; legal counsel, based on precedents, believes that the Company has probable chances of a favorable outcome. Accordingly, as of December 31, 2003 and 2002, no reserve has been recognized for such issues.

o ICMS on cars sold - The Company was assessed in various states in connection with the collection of ICMS on used car sales. In 1998, the Company was granted a favorable reply from the Finance Department of the State of Minas Gerais, which declared it as an ICMS nontaxpayer, in connection with used car sales. The Company is challenging the other assessments in court, by alleging that such sales are not subject to ICMS. Legal counsel believes that the Company has probable chances of a favorable outcome. Accordingly, as of December 31, 2003 and 2002, no reserve has been recognized for such assessments.

For certain cases, the Company provided bank guarantees in order to suspend payment of the taxes assessed in the amount of R$923.

o ISS - The Company has a number of assessments in connection with this tax, which basically refer to ISS claimed on fuel billings charged to customers and discounts granted to them. The Company has not recognized a reserve for these contingencies, since legal counsel believes that the Company will prevail in these cases, based on precedent decisions of the Brazilian courts.

For certain lawsuits, the Company and its subsidiary Franchising provided bank guarantees in order to suspend payment of the taxes claimed in the amount of R$1,422.

Company management, based on the opinion of its legal counsel, does not expect that the resolution of these issues will have a material adverse effect on the Company's financial position and results of operations. Except for the reserves stated above, it believes that no additional reserve is required.

16. INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred income tax and social contribution in current assets

Deferred taxes and contributions in current assets, under the caption "other current assets", are composed as follows:

                                                      Company                 Consolidated
                                               ---------------------   ---------------------
                                                 2003        2002         2003       2002
                                               ---------   ---------   ----------   --------
Deferred  income tax and social  contribution
    arising from:
  Tax effect on downstream  merger - CVM
    Instruction No. 349/01                            -         596            -        596
Income tax losses                                   810           -          810          -
Social contribution losses                          341           -          341          -
Temporary differences in deductibility of:
   Allowance for doubtful accounts                  429         549          884        676
   Accrual for payables to suppliers                210         175          874        311
                                                  -----       -----        -----      -----
                                                  1,790       1,320        2,909      1,583
                                                  =====       =====        =====      =====

(b) Deferred income tax and social contribution in long-term assets

Deferred taxes and contributions recorded in long-term assets are composed as follows:

                                                         Company               Consolidated
                                                   -------------------    ----------------------
                                                     2003        2002        2003         2002
                                                   --------    -------    ---------     --------
 Deferred  income tax and social  contribution
    arising from:
Income tax losses                                         -      1,538            -       1,538
Social contribution losses                                -      2,215            -       2,215

Temporary differences in deductibility of:
      Reserve for contingencies                      11,168      8,799       12,278       9,886
      Other accruals                                     86        566          208         659
                                                     ------     ------       ------      ------
                                                     11,254     13,118       12,486      14,298
                                                     ======     ======       ======      ======

In accordance with CVM Instruction No. 349/01, the Company recognized, retroactively to January 1, 2000, a reserve to adjust goodwill on the downstream merger of Par-Liza Ltda. and Liza-Par S.A. (Localiza's former controlling companies) to its realizable value, in the amount of R$9,774. This reserve, which was recorded in shareholder's equity as a reduction of the special goodwill reserve, represented 66% of the unamortized goodwill at that date.

The realization of deferred income tax and social contribution tax credits is dependent upon future events that will result in the deductibility of the items that gave rise to these credits, under the legislation in effect.

Management estimates indicate that credits related to temporarily nondeductible reserves and accruals, mainly the reserve for contingencies, will be realized as the respective lawsuits are concluded. Management, based on a budget that projects future taxable income, expects that the credits related to tax losses will be realized in 2004.

(c) Income tax and social contribution - effects on income

                                                                        Company                    Consolidated
                                                                  ----------------------   ----------------------
                                                                    2003         2002         2003        2002
                                                                  ---------   ----------   ----------  ----------

Current expense                                                    (2,109)          (19)     (23,256)   (19,190)
Tax credits on temporary differences                                1,804         2,977        2,712      3,625
Recognition (Reversal) of tax credits on loss carryforwards
                                                                     (968)        1,372         (968)     1,372
Write-off of tax credit on social contribution loss carryforwards
                                                                   (1,634)            -       (1,634)         -
Realization of tax effect arising from downstream merger
                                                                     (596)       (1,473)        (596)    (1,473)
                                                                   ------        ------      -------    -------
Reported credit (expense) (a)                                      (3,503)        2,857      (23,742)   (15,666)
                                                                   ======        ======      =======    =======

(d) Income tax and social contribution - reconciliation of nominal and reported expenses

                                                                   Company                      Consolidated
                                                         ----------------------------    ----------------------------
                                                            2003            2002            2003            2002
                                                         ------------    ------------    ------------    ------------

Nominal expense                                             (22,687)        (14,943)        (29,889)        (20,995)
Adjustments to nominal expense:
    Equity in subsidiaries                                   13,534          12,644               -               -
    Effect of deduction of interest on capital paid           7,188           5,120           7,188           5,120
    Write-off of tax credit on social contribution
        tax loss carryforward                                (1,634)              -          (1,634)              -
    Tax incentives                                                -               -             361               -
    Other, net                                                   96              36             232             209
                                                             ------           -----          ------         -------
Reported credit (expense) (a)                                (3,503)          2,857         (23,742)        (15,666)
                                                             ======           =====          ======          ======

(e) Current liability

As of December 31, 2003 and 2002, income tax and social contribution payable for 2003 and 2002 of the subsidiaries, in the amounts of R$954 and R$460, respectively, are stated net of prepayments for the year. Income tax and social contribution payable for 2003 and 2002 of the Company are offset against prepayments for the year and are recorded under Recoverable taxes, in the amounts of R$5,215 and R$2,612, respectively.

As of December 31, 2003 and 2002, income and social contribution tax rates are as follows:

     Income tax                                    15%
     Additional income tax surcharge               10%
     Social contribution                            9%


17. SHAREHOLDERS' EQUITY

(a) Capital

As of December 31, 2003 and 2002, subscribed and paid-up capital is represented by 15,360,000 registered common shares without par value, in the amount of R$146,970 (R$129,000 in 2002). Capital may be increased, by resolution of the Board of Directors, by up to 810,000 registered preferred shares.


As of December 31, 2003 and 2002, capital was composed as follows:



              Shareholders                   Common shares             %
--------------------------------------       -------------          -------
Founders                                      10,239,994              66.66
DLJMB Overseas Partners II, C.V.               3,225,217              21.00
DLJ First ESC L.P.                               614,400               4.00
DLJMB Funding II, Inc                            572,622               3.73
DLJ Diversified Partners, L.P.                   188,561               1.23
DLJ Offshore Partners II, L.P.                   158,599               1.03
DLJMB Overseas Partners II-A, C.V.               128,443               0.84
UK Investment Plan 1997 Partners                  85,333               0.56
DLJ Diversified Partners-A, L.P.                  70,025               0.46
DLJ Millenium Partners, L.P.                      52,148               0.33
DLJ EAB Partners, L.P.                            14,481               0.09
DLJ Millenium Partners-A, L.P.                    10,171               0.07
Board members                                          6                  -
                                              ----------             ------
                                              15,360,000             100.00
                                              ==========             ======

On November 30, 2002, the Company's holding companies sold their Localiza shares to majority shareholders (individuals).

(b) Interest on capital

At the Extraordinary Shareholders' Meeting on December 31, 2003, shareholders approved a distribution, pursuant to Law No. 9249/95, and amendments introduced by article 78 of Law No. 9430/96, as interest on capital related to 2003, in the amount of R$21,141 (R$15,059 in 2002). At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax of R$3,171 (R$2,259 in 2002).

(c) Dividends

The Company's bylaws provide for the distribution of minimum dividends of 25% of net income, adjusted as provided by Law. However, the payment of dividends may be reduced or suspended, upon unanimous decision of the shareholders.

Management proposed the distribution of R$51,100 as dividends as of December 31, 2003 (R$13,250 in 2002), to be ratified at the Annual Shareholders' Meeting.


Dividends were calculated as follows:

                                                          2003         2002
                                                        --------      -------
Company's net income                                      63,223       46,807
Legal reserve (5%)                                        (3,161)      (2,340)
                                                          ------       ------
Adjusted net income                                       60,062       44,467
                                                          ------       ------
Compulsory minimum dividends (25%)                        15,015       11,117
                                                          ------       ------
Dividends and interest on capital:
   Dividends                                             51,100        13,250
   Interest on capital credited                          21,141        15,059
   Withholding income tax on interest on capital         (3,171)       (2,259)
                                                         ------        ------
     Total                                               69,070        26,050
                                                         ======        ======
Percentage on adjusted net income                        115.0%         58.6%
                                                         ======        ======
Dividends and interest on capital per share (R$)           4.50          1.70
                                                           ====          ====

The allocation of the remaining balance of retained earnings for the year ended December 31, 2003 will be decided at the Annual Shareholders' Meeting.

(d) Stock option plan

The Company sponsors a stock option plan involving registered preferred shares for certain employees and directors, as follows:

           Beginning of year               Concessions               Cancellations           End of year
         ---------------------   --------------------------------   -------------------  -----------------------
                                                          Strike    Terminated
 Year    Eligibles    Options    Eligibles    Options      price     eligibles   Option   Eligibles     Option
------   ----------   --------   ---------    -------    --------   -----------  -------  ---------    ---------
  1998        -           -         46        143,000    R$ 10.00        -            -        46        143,000
  1999        46       143,000       3        156,000    R$ 17.00       10        25,750       39        273,250
  2000        39       273,250       2        156,000    R$ 18.00        5        21,500       36        407,750
  2001        36       407,750       -        154,500    R$ 21.50        4        34,250       32        528,000
  2002        32       528,000       2        153,000    R$ 24.20        2        48,000       32        633,000
  2003        32       633,000       -            -          -           4       102,000       28        531,000

The stock option plan is annually restated based on the General Market Price Index (IGP-M) as of the concession date in April of each year.

As of December 31, 2003, no participant has exercised his or her option, and the deadline for doing so is April 30, 2007.

In  case  all  options  are  exercised,   the  ownership  interest  of  current
shareholders will be reduced from 100% to 96.7%.


18. FINANCIAL INSTRUMENTS

Financial   instruments  of  the  Company  and  its   subsidiaries,   including
derivatives (in addition to those mentioned in Note 12), are recorded in balance sheet accounts as of December 31, 2003 and 2002.

In the second half of 2001, the Company introduced a long-term strategy in which, through noncash positions, part of the Company's debt was changed from subject to exchange variation plus 10.25% per year to indexation at local interest, based on the CDI.

These long-term operations were contracted in the period from September to October 2001, and refer to swap operations, all maturing on September 29, 2005. These swaps in the total amount of US$66,300,000 were negotiated based on an average U.S. dollar rate of R$2.6546/US$1.00, and represent a change from exchange variation, plus an average coupon of 9.5568% per year to 100% of CDI rates, and were carried out aiming at improving the Company's hedge against exchange variations above estimated levels. In October 2003, in order to balance its hedge, the Company contracted a new swap operation in the amount of US$5,400,000, which has the same maturity of other swap operations, changing from 100% of CDI rate to exchange variation based on US dollar rate of 2.8839, plus a coupon of 5.1% p.a.

As of December 31, 2003, the accumulated adjustments recorded in connection with these swaps were a loss of R$36,195 (gain of R$43,879 in 2002), recognized in long-term liabilities as an increase (reduction in 2002) of loans (Note 12).

In line with its the long-term strategy, the Company also has short and long-term investments indexed to the US dollar, as described in Note 5.

As of December 31, 2003 and 2002, the Company and Total Fleet have derivative financial instruments (securities purchased under repurchase agreements granted by the banks, along with interest rate swaps), as described in Note 5. These swaps have terms and conditions for early redemption equal to those of the investments which were covered by the swap agreements. Since they are presented at realizable value, book value corresponds to fair value.

As of December 31, 2003 and 2002, the market value of financial instruments of the Company and its subsidiaries, calculated using current interest rates for operations with similar conditions and terms, approximates book value, except for the items below, for which market values were calculated based on their quotations at the balance sheet dates:


                                            Company and consolidated
                         -----------------------------------------------------
                                     2003                             2002
                         -------------------------   -------------------------
                          Book value  Market value   Book value   Market value
                         -----------  ------------   ----------  -------------
Investment securities:
     Senior Notes           64,365       75,078        72,253        66,919
     Central Bank Notes          -            -        11,798        11,077

Loans and financing:
     Senior Notes         (296,241)    (287,354)     (362,283)     (256,284)
     "Compror"              (8,334)      (8,309)            -             -
     Swap                  (36,195)     (19,072)       43,879       (12,031)


Management considers that a reserve to reduce the book value of swaps and investments in fixed-income securities (Senior Notes) is not necessary, since it expects to hold these instruments to maturity.


19. SUPPLEMENTARY INFORMATION - OPERATING VEHICLES

Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with customers, so that the Company and its subsidiary Total Fleet are able to reasonably determine the proper timing to remove vehicles from operation, make them available for sale and effectively sell them.

The Company and its subsidiary have monitoring procedures of used car sales probable prices, so that they are able to reasonably determine, through the depreciation rate, that the realizable value of their vehicles exceeds the respective book values.

The proceeds from used car sales account for a significant portion of the revenues and of incoming cash flows, representing a source of funds required for meeting the Company's financial commitments and for purchasing new vehicles.

The financial position of the Company and its subsidiary is reflected when operating vehicles are classified in the financial statements based on the Companies' operating and financial cycles.

Accordingly, operating vehicles would be classified in current assets when sales are expected to occur in less than 12 months, and in long-term assets, when the vehicle is sold after such period. Vehicles removed from the fleet and transferred to points of sale should be classified as vehicles for sale, and the remainder as operating vehicles, in current and long-term assets.

In order to present the consolidated financial position as of December 31, 2003 and 2002 under the criteria above described, the summarized and reclassified consolidated balance sheets were attached to the Company's financial statements, as supplementary information. The balance sheets presented in the Attachment to this note comprise vehicle balances, as follows:

                                               Consolidated

                                           2003            2002

Vehicles for sale:
    Cost                                    40,557           19,166
    Accumulated depreciation               (12,631)          (1,915)
                                            ------           ------
                                            27,926           17,251
                                            ======           ======
Operating vehicles:
    Cost                                   399,743          382,651
    Accumulated depreciation               (67,872)         (79,541)
                                           -------          -------
                                           331,871          303,110
    (-) Current assets                    (221,460)        (218,118)
                                           -------          -------
    Long-term assets                       110,411           84,992
                                           =======          =======

------------------------------------------------------------------------------

                                                                    ATTACHMENT

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

SUMMARIZED RECLASSIFIED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002
(Note 19 to the financial statements)
(In thousands of Brazilian reais - R$)
-------------------------------------------------------------------------------


ASSETS

                                                           Consolidated
                                                     -------------------------
                                                       2003            2002
                                                     ---------       ---------
CURRENT ASSETS:
    Vehicles for sale                                   27,926          17,251
    Operating vehicles                                 221,460         218,118
    Other                                              218,262         141,986
                                                       -------         -------
                                                       467,648         377,355
                                                       -------         -------
LONG-TERM ASSETS:
    Operating vehicles                                 110,411          84,992
    Other                                               96,622         108,571
                                                       -------         -------
                                                       207,033         193,563
                                                       -------         -------
PERMANENT ASSETS                                        23,759          21,447
                                                       -------         -------
TOTAL ASSETS                                           698,440         592,365
                                                       =======         =======


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                           Consolidated
                                                     -------------------------
                                                        2003            2002
                                                      --------        --------

CURRENT LIABILITIES                                    130,374         59,591
                                                       -------        -------
LONG-TERM LIABILITIES                                  372,459        346,881
                                                       -------        -------
MINORITY INTEREST                                           17             92
                                                       -------        -------
SHAREHOLDERS' EQUITY                                   195,590        185,801
                                                       -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             698,440        592,365
                                                       =======        =======

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: July 8, 2004